SECURITIES AND EXCHANGE COMMISSION

03011533

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 28 2003

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SEC FILE NUMBER
8-40985

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Corporate Network Brokerage Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
7200 W. 132nd Street, Suite 240
(No. and Street)

Overland Park (City) Kansas (State) 66213 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Doug Richardson 913-402-2631
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BKD, LLP
(Name – *if individual, state last, first, middle name*)

120 West 12th Street, Suite 1200, Kansas City, Missouri 64105
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Douglas P. Richardson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Corporate Network Brokerage Services, as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CINDY A. MEAD
Notary Public – State of Kansas
My Appt. Expires 11-01-06

Douglas P. Richardson
Signature

Senior Vice President
Title

Cindy A. Mead
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent auditors' report on internal control

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Corporate Network Brokerage Services, Inc.
(SEC I.D. No. 8-40985)

Statement of Financial Condition

December 31, 2002

BKD LLP

PUBLIC DOCUMENT

Corporate Network Brokerage Services, Inc.
December 31, 2002

Contents

BKD LLP

Twelve Wyandotte Plaza
120 West 12th Street, Suite 1200
Kansas City, MO 64105-1936
816 221-6300 Fax 816-221-6380

bkd.com

Independent Accountants' Report

Board of Directors
Corporate Network Brokerage Services, Inc.
Overland Park, Kansas

We have audited the accompanying statement of financial condition of Corporate Network Brokerage Services, Inc. as of December 31, 2002. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Corporate Network Brokerage Services, Inc. as of December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

BKD, LLP

Kansas City, Missouri
January 30, 2003

Corporate Network Brokerage Services, Inc.

Statement of Financial Condition

December 31, 2002

Assets

Cash	$ 1,867,734
Receivables	
Customers	52,775
Accrued interest and other	7,141
Total receivables	59,916
Deferred Compensation Plan Trust, at market value	699,117
Securities Owned, at market value	247,335
Fixed Assets, at cost, net of accumulated depreciation	264,853
Other Assets	565,233
Total assets	$ 3,704,188

Liabilities and Stockholders' Equity

Liabilities	
Accounts payable and accrued expenses	$ 840,917
Deferred compensation plan	65,844
Total liabilities	906,761
Stockholders' Equity	
Class A – Common stock; $1 stated value; authorized 36,000 shares; issued and outstanding, 20,000 shares	20,000
Class B – Common stock; $1 stated value; authorized 100,000 shares; issued and outstanding, 16,917 shares	16,917
Class A – Additional paid-in capital	2,370,540
Class B – Additional paid-in capital	1,506,593
Retained deficit	(1,116,623)
Total stockholders' equity	2,797,427
Total liabilities and stockholders' equity	$ 3,704,188

Corporate Network Brokerage Services, Inc.

Notes to Statement of Financial Condition

December 31, 2002

Note 1: Nature of Operations

Corporate Network Brokerage Services, Inc. ("the Company") was organized to provide a national institutional securities dealer and investment advisory service in cooperation with the Corporate Credit Union Network. The Company is a registered broker/dealer and investment adviser operating exclusively in the securities industry. The Company provides services primarily to credit unions.

The Articles of Incorporation restrict the ownership of the Class A and the Class B common stock to corporate credit unions. Further, the Class B common stock can only be owned by corporate credit unions that own at least 1,000 shares of Class A stock. The two classes of common stock are essentially identical except that no dividends will be paid on the Class A common stock while dividends can be paid on Class B common stock as determined by the Board of Directors. No dividends were declared or paid during the year ended December 31, 2002.

Note 2: Summary of Significant Accounting Policies

Security Transactions

Securities transactions are recorded on a settlement date basis, generally within three business days after trade date, with related transaction revenue recorded on a settlement date basis, which approximates trade date. In certain cases, a broker/dealer or customer will fail to deliver securities to the Company and, as a result, the Company will fail to deliver securities to the counter party to the transaction. The Company promptly forwards securities upon receipt and will settle cash when the security is delivered. The failed security transactions are reflected in the receivables and payables to/from customers and broker/dealers.

The Company promptly forwards all funds and securities received and does not otherwise hold funds or securities for, or owe money or securities to, customers.

Securities owned are valued at market. Realized and unrealized gains and losses are included in income. Securities owned as of December 31, 2002 consisted of obligations of the United States Government or Government-sponsored entities.

Advisory Services

Investment advisory revenues are recognized over the period earned.

Corporate Network Brokerage Services, Inc.

Notes to Statement of Financial Condition

December 31, 2002

Fixed Assets

Fixed assets are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally ranging from three to five years.

Income Taxes

Deferred tax liabilities and assets are recognized for the tax effects of differences between the financial statement and tax bases of assets and liabilities. A valuation allowance is established to reduce deferred tax assets if it is more likely than not that a deferred tax asset will not be realized.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as well as disclosure of the amounts of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 3: Transactions with U. S. Central

U.S. Central provides various support services for the Company, including securities safekeeping and settlement. This amount is based on U.S. Central's estimated costs to provide the services. This amount is negotiated with U.S. Central and does not necessarily represent the cost of the services had they been obtained from a third party.

As discussed further in Note 10, the Company has a line-of-credit agreement and a master repurchase agreement with U.S. Central.

Corporate Network Brokerage Services, Inc.

Notes to Statement of Financial Condition

December 31, 2002

Note 4: Fixed Assets

The major categories of fixed assets and accumulated depreciation at December 31, 2002 are summarized as follows:

Computer hardware and software	$	540,784
Furniture and equipment		178,167
Total fixed assets		718,951
Less accumulated depreciation		454,098
Fixed assets, net	$	264,853

Note 5: Income Taxes

As of December 31, 2002, the Company had unused net operating losses available to offset future taxable income totaling approximately $1,030,000, expiring through 2021.

The tax effects of temporary differences related to deferred taxes shown on the statement of financial condition in other assets were:

Deferred tax assets		
Net operating loss carryforwards	$	257,500
Other		30,250
		287,750
Deferred tax liabilities		
Other		(45,550)
Net deferred tax asset	$	242,200

Note 6: Net Capital Requirements

The Company is required to maintain minimum net capital as defined by Rule 15c3-1 under the Securities Exchange Act of 1934. Rule 15c3-1 requires minimum net capital to be the greater of $100,000 or 6 2/3% of aggregate indebtedness. As of December 31, 2002, the Company had net capital, as defined, of $1,791,582, which exceeded the minimum requirement of $100,000 as of December 31, 2002 by $1,691,582. Also, as defined by Rule 15c3-1, the ratio of aggregate indebtedness to net capital for the Company may not exceed fifteen to one. As of December 31, 2002, the ratio of aggregate indebtedness to net capital for the Company was 0.51 to one.

Corporate Network Brokerage Services, Inc.

Notes to Statement of Financial Condition

December 31, 2002

Note 7: Benefit Plans

The Company has established a defined contribution benefit plan. Under the terms of this plan, participants may elect to contribute a percentage of their salary to the plan. The Company makes qualified, non-elective contributions to the plan equal to 3% of each eligible employee's compensation, and may contribute an additional amount as determined in its sole discretion. Employees are eligible to participate after completing one year of service and are fully vested in employee contributions and qualified, non-elective contributions immediately. Additional discretionary contributions, if any, are fully vested after four years of service.

Note 8: Deferred Compensation Plan

The Company has an unfunded deferred compensation agreement with its President that provides, upon disability or retirement, payment of $189,535 annually for ten years. If the President dies before retirement, the agreement shall terminate and no benefits will be paid. If the President dies after the retirement date but before receiving all such benefits, the President's beneficiary shall receive the periodic payments which otherwise would have been made to the President. The Company accrues the present value of the total estimated deferred compensation using the straight-line method over the remaining years to the full eligibility date.

The Company has established a trust asset for the purpose of accumulating sufficient funds to fund future obligations under the deferred compensation agreement. The trust assets as of December 31, 2002 consisted of mutual funds. These funds are to be used exclusively for the purpose of the deferred compensation agreement, subject to claims of general creditors in the event of insolvency.

Note 9: Credit Risk

In the normal course of business, the Company's actions involve the execution and settlement of customer securities transactions. Credit risk results from the possibility that a loss may occur from the failure of another party to perform according to the terms of settlement. The Company has control procedures regarding securities transactions with counter parties and the manner in which they are settled. The settlement of open transactions as of December 31, 2002 is not expected to have a material adverse effect on the financial statements of the Company.

As a securities dealer, the Company is engaged in various securities trading activities. Exposure of the Company to credit risk associated with the non-performance of its customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the customers' abilities to satisfy their obligations to the Company.

Note 10: Commitments

As a source of liquidity, the Company has entered into an arrangement with U.S. Central whereby U.S. Central will extend credit to the Company in an amount up to $10 million. All advances under this agreement shall be secured by assets controlled by the Company, bear a rate of interest as determined by U.S. Central and, unless otherwise requested by the Company, be for a period of one day. As of December 31, 2002, there were no amounts outstanding under this facility. During 2002, the Company accessed the line of credit 98 days at an average balance of approximately $1,206,000.

As an additional source of liquidity, the Company has entered into a Master Repurchase Agreement with U.S. Central whereby the Company may sell securities to U.S. Central under an agreement to repurchase substantially the same securities at a later date. As of December 31, 2002, no amounts were outstanding under this facility. During 2002, the Company did not access the repurchase agreement.

The Company has entered into noncancellable operating leases for office space and certain office equipment. As of December 31, 2002, the future minimum rental payments are as follows:

2003	$ 154,684
2004	154,848
2005	24,344
2006	12,480
2007	6,240
	$ 352,596

Note 11: Significant Estimates and Concentrations

Significant Estimates

The Company has recorded a net deferred tax asset of approximately $242,200 at December 31, 2002, which reflects the tax benefit of net operating loss carryforwards. Realization is dependent on generating sufficient future taxable income to utilize the tax loss carryforwards. The amount of the deferred tax assets considered realizable could be reduced in the near term if estimates of future taxable income during the carryforward period decline.

Concentrations

As of December 31, 2002, the Company provided its investment services solely to credit unions throughout the United States.